SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549
SCHEDULE l3D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BIOSPHERE MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09066V 10 3
(CUSIP Number)

with a copy to:
                       Mr. Stephen Feinberg                                            Robert G. Minion, Esq.
                       c/o Cerberus Capital Management, L.P.              Lowenstein Sandler PC
                       299 Park Avenue                                                   1251 Avenue of the Americas, 18th Floor
                       22nd Floor                                                                New York, NY 10020
                       New York, New York  10171                                   (973) 597-2424
                       (212) 891-2100

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09066V 10 3
1)           Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (entities only):

        Stephen Feinberg

2)           Check the Appropriate Box if a Member of a Group (See Instructions):
(a)                                           Not
(b)                                       Applicable

3)           SEC Use Only

4)           Source of Funds (See Instructions):  WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6)           Citizenship or Place of Organization:                                                                    United States

Number of                                                      7)     Sole Voting Power:                                                  *
Shares Beneficially                                       8)     Shared Voting Power:                                             *
Owned by
Each Reporting                                             9)     Sole Dispositive Power:                                          *
Person With:                                                10)      Shared Dispositive Power:                                   *

11)           Aggregate Amount Beneficially Owned by Each Reporting Person:      2,763,268*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):	Not Applicable

13)           Percent of Class Represented by Amount in Row (11):        14.7%*

14)           Type of Reporting Person (See Instructions):       IA, IN

* Based upon the information set forth in the Agreement and Plan of Merger, dated as of May 13, 2010, by and among Merit Medical Systems, Inc., Merit BioAcquisition Co. and BioSphere Medical, Inc. (the “Company”), there were 18,736,345 shares of common stock, par value $0.01 per share (the “Common Shares”) of the Company issued and outstanding as of May 13, 2010.  As of the date hereof, Cerberus Partners, L.P. (“Partners”) holds 469,256 Common Shares and 1,645 shares of Series A Preferred Stock, par value $0.01 per share (the “Preferred Shares”), which are convertible into 411,250 Common Shares (subject to adjustments in certain circumstances); Cerberus International, Ltd. (“International”) holds 937,212 Common Shares and 3,171 Preferred Shares, which are convertible into 792,750 Common Shares (subject to adjustments in certain circumstances); and Stephen Feinberg individually holds 152,800 Common Shares.  Stephen Feinberg, through one or more entities, possesses the sole power to vote and direct the disposition of all securities of the Company owned by him and by each of Partners and International.  As a result, as of the date hereof, Stephen Feinberg may be deemed to beneficially own 2,763,268 Common Shares, or 14.7% of the Common Shares deemed issued and outstanding.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on April 19, 2001, Amendment No. 1 to the Schedule 13D filed with the SEC by Mr. Feinberg on July 11, 2001 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Feinberg on November 22, 2004 (“Amendment No. 2”), and Amendment No. 3 filed with the SEC by Mr. Feinberg on May 17, 2010 (“Amendment No. 3”).  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2, or Amendment No. 3.  Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3 unless otherwise defined herein.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph at the end of the existing Item 4:

Merit, Partners and International entered into Amendment No. 1 to Stockholder and Voting Agreement, dated as of June 1, 2010 (the “Amendment”).  The Amendment amends the Voting Agreement to provide that the Common Shares owned by both Partners and International are included within the definition of Subject Shares and are thus subject to the terms of the Voting Agreement.  The description of the Amendment set forth herein is qualified in its entirety by reference to the complete Amendment, which is incorporated by reference herein as Exhibit 7 hereto.

Item. 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph at the end of the existing Item 6:

Merit, Partners and International entered into the Amendment.  The Amendment amends the Voting Agreement to provide that the Common Shares owned by both Partners and International are included within the definition of Subject Shares and are thus subject to the terms of the Voting Agreement.  The description of the Amendment set forth herein is qualified in its entirety by reference to the complete Amendment, which is incorporated by reference herein as Exhibit 7 hereto.

Item 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

7. Amendment No. 1 to Stockholder and Voting Agreement, dated as of June 1, 2010, among Merit Medical Systems, Inc. and Cerberus Partners, L.P. and Cerberus International Ltd.

--

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                   June 3, 2010

                  /s/ Stephen Feinberg_______________________________
                   Stephen Feinberg, individually and in his capacity as a senior managing director of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., and as a senior managing director of Partridge Hill Overseas Management, LLC, the
                   investment manager of Cerberus International, Ltd.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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Exhibit

AMENDMENT NO. 1 TO STOCKHOLDER AND VOTING AGREEMENT

THIS AMENDMENT NO. 1 TO STOCKHOLDER AND VOTING AGREEMENT (this “Amendment”), dated as of June 1, 2010, is made and entered into among Merit Medical Systems, Inc., a Utah corporation (the “Buyer”), and Cerberus Partners, L.P. and Cerberus International, Ltd. (each a “Stockholder” and collectively, the “Stockholders”).

RECITAL

           The Buyer and the Stockholders previously entered into that certain Stockholder and Voting Agreement, dated as of May 13, 2010 (the “Agreement”), and now desire to amend certain of the terms thereof.  Except as otherwise defined herein, capitalized terms used herein, but not otherwise defined, have the respective meanings ascribed thereto in the Agreement.

AGREEMENT

           NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements contained in the Agreement and this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Amendment. Each of the parties hereto agree that Recital B of the Agreement shall be deleted and replaced in its entirety with the following:

B.           As of the date hereof, the Stockholders beneficially own and are entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) that number of shares of (i) the Series A Preferred Stock, par value $0.01 per share, and (ii) the common stock, par value $0.01 per share, of the Company, as set forth on the attached Exhibit A (which is incorporated herein by this reference) (all such preferred and common shares collectively, the “Shares”), which Shares entitle the Stockholders to vote on all matters presented to the stockholders of the Company.  The Shares owned by the Stockholders, together with any other shares of capital stock of the Company the beneficial ownership of which is acquired by the Stockholders, subsequent to the date of this Agreement, are collectively referred to herein as “Subject Shares.”

2.           No Further Amendment; Miscellaneous.  Except as specifically provided in this Amendment, the remaining provisions of the Agreement remain in effect according to their respective terms.  The “Miscellaneous” provisions set forth in Article IV of the Agreement are hereby incorporated herein by reference.

[remainder of page intentionally left blank; signature page follows]

           IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment No. 1 to Stockholder and Voting Agreement to be signed as of the day and year first written above.

                                                               The Buyer:

MERIT MEDICAL SYSTEMS, INC.:

By:  /s/ Kent Stanger_____________________
Name:  Kent Stanger_____________________
Title: _Chief Financial Officer_______________

                                                               The Stockholders:

CERBERUS PARTNERS, L.P.

By:Cerberus Associates, L.L.C.,
its general partner

By:_/s/ Seth P. Plattus_______________
Name: Seth P. Plattus
Title: Senior Managing Director

CERBERUS INTERNATIONAL, LTD.

By:Partridge Hill Overseas Management, LLC,
its investment manager

By:_/s/ Seth P. Plattus______________
Name: Seth P. Plattus
Title: Senior Managing Director

Addresses for the Stockholders pursuant to Section 4.6:

c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY  10171
Attention:  General Counsel
Facsimile:  (212) 891-1540

with a copy (which shall not constitute notice) to:

Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ  07068
Attention:  Robert G. Minion, Esq.
Facsimile:  (973) 597-2400

EXHIBIT A

Series A Preferred Stock

Stockholder	Number of Series A Preferred Shares (on an as converted basis)
Cerberus International, Ltd.	3,171 shares of Series A Preferred Stock (792,750 shares of common stock on an as converted basis)

Cerberus Partners, L.P.	1,645 shares of Series A Preferred Stock (411,250 shares of common stock on an as converted basis)

Common Stock

Stockholder	Number of shares of Company Common Stock
Cerberus International, Ltd.	937,212 shares of Company Common Stock

Cerberus Partners, L.P.	469,256 shares of Company Common Stock